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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Final Amendment
                                (Amendment No. 2)
                                       to
                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                  FURON COMPANY
                            (Name of Subject Company)

                           FCY ACQUISITION CORPORATION

                                 NORTON COMPANY

                            COMPAGNIE DE SAINT-GOBAIN
                                    (Bidders)

                         Common Stock, without par value
                         (Title of Class of Securities)
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                                    361106107
                                 (Cusip Number)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                           Valley Forge, PA 19482-0101
                            Telephone: (610) 341-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:

                             Carole Schiffman, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4256

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CUSIP No.   361106107


   1 NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FCY Acquisition Corporation
     I.R.S. Employer Identification No. 23-3015144

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

   3 SEC USE ONLY

   4 SOURCE OF FUNDS

     AF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                                 [ ]

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     California

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     17,746,867

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     96%

  10 TYPE OF REPORTING PERSON

     CO

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CUSIP No.   361106107


   1 NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Norton Company
     I.R.S. Employer Identification No. 04-1680390

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

   3 SEC USE ONLY

   4 SOURCE OF FUNDS

     AF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                                 [ ]

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     17,746,867

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     96%

  10 TYPE OF REPORTING PERSON

     CO

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CUSIP No.   361106107


   1 NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Compagnie de Saint-Gobain
     S.S. and I.R.S. Employer Identification No. N/A

   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

   3 SEC USE ONLY

   4 SOURCE OF FUNDS

     WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                                 [ ]

   6 CITIZENSHIP OR PLACE OF ORGANIZATION

     France

   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     17,746,867

   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     96%

  10 TYPE OF REPORTING PERSON

     HC, CO


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         This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on September 24, 1999 by FCY Acquisition Corporation ("Purchaser"), Norton Company ("Parent") and Compagnie de Saint-Gobain, as amended by Amendment No. 1 filed with the Commission on October 18, 1999, with respect to a tender offer by Purchaser to purchase all outstanding shares of common stock, without par value, (including the associated preferred share purchase rights) (collectively, the "Shares") of Furon Company (the "Company"), at $25.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

         All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

   Item 6.  Interest in Securities of the Subject Company.

      Item 6(a)-(b) is hereby amended and supplemented by adding to the end thereof the following:

       The Offer expired at 12:00 Midnight, New York City time, on October 22, 1999. Based on a preliminary count of the Depositary, as of midnight, New York City time, on October 22, 1999, 17,746,867 Shares were properly tendered pursuant to the Offer, representing approximately 96% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all Shares properly tendered and will make payment for the accepted Shares on October 27, 1999. A copy of the press release issued in the United States by Parent and a copy of the press release issued in France by Saint-Gobain, each dated October 25, 1999, announcing the expiration of the Offer are attached hereto as Exhibit (a)(10) and Exhibit (a)(11) respectively, and are incorporated herein by reference.

   Item 11.  Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibits:

      (a)(10) Text of press release issued in the United States by Parent dated October 25, 1999.

      (a)(11) Text of press release issued in France by Saint-Gobain dated October 25, 1999.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999

                           FCY ACQUISITION CORPORATION




                           By: /s/ George B. Amoss
                               ---------------------------------------
                               Name: George B. Amoss
                               Title: Vice President




                           NORTON COMPANY




                           By: /s/ George B. Amoss
                               ---------------------------------------
                               Name: George B. Amoss
                               Title: Vice President




                            COMPAGNIE DE SAINT-GOBAIN




                           By: /s/ Gianpaolo Caccini
                               ---------------------------------------
                               Name: Gianpaolo Caccini
                               Title: Senior Vice President


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                                 EXHIBITS INDEX

 Exhibit                        Title
 -------                        -----

 (a)(1)   Offer to Purchase dated September 24, 1999.*
 (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
 (a)(3)   Notice of Guaranteed Delivery.*
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
 (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.*
 (a)(6) Text of joint press release issued in the United States by the Company and Parent dated September 19, 1999.*
 (a)(7)   Text of press release issued in France by Saint-Gobain dated
          September 20, 1999.*
 (a)(8) Summary advertisement as published in The Wall Street Journal on September 24, 1999.*
 (a)(9) Text of joint press release issued by the Company and Parent dated October 18, 1999.*
 (a)(10) Text of press release issued in the United States by Parent dated October 25, 1999.**
 (a)(11)  Text of press release issued in France by Saint-Gobain dated
          October 25, 1999.**
 (c)(1) Agreement and Plan of Merger dated as of September 18, 1999 among the Company, Parent and Purchaser.*
 (c)(2) Stock Option Agreement dated as of September 18, 1999 among the Company, Parent and Purchaser.*
 (c)(3) Shareholder Agreement dated as of September 18, 1999 between Purchaser and J. Michael Hagan.*
 (c)(4) Confidentiality Agreement dated as of May 27, 1999 between the Company and Saint-Gobain Industrial Ceramics, Inc., a wholly owned subsidiary of Parent.*


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*Previously Filed.

**Filed with this Final Amendment.

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